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INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION
OF FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT
TO THE REPORTING REQUIREMENTS OF THE 1934 ACT

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PHOTOGEN TECHNOLOGIES, INC. (Name of Issuer)
COMMON STOCK (Title of Class of Securities)
71932A-30-9 (CUSIP Number)
Tannebaum, LLC 875 North Michigan Avenue, Suite 2930, Chicago, Illinois 60611 (312/397-2626) (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 12, 2002 (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box    ☐.

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71932A-30-9

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Tannebaum, LLC

(2)	Check the Appropriate Box if a Member of a Group (See instructions)		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization Delaware

Number of Shares	(7)	Sole Voting Power 13,376,180
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power 0
Person With
	(9)	Sole Dispositive Power 13,376,180

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,376,180

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11) 19.7%

(14)	Type of Reporting Person (See Instructions) OO

Item 1.    Security and Issuer

        This Schedule 13D relates to common stock ("Common Stock") of Photogen Technologies, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 140 Union Square Drive, New Hope, PA 18938.

Item 2.    Identity and Background

        Set forth below is the following information with respect to the filing on this Schedule 13D: (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws; and (f) citizenship.

  a)
  Tannebaum, LLC

  b)
  875 North Michigan Avenue, Suite 2930, Chicago, IL 60611

  c)
  not applicable

  d)
  No criminal convictions (1)

  e)
  No adverse civil judgments for violations of securities laws (1)

  f)
  not applicable

(1)
During the last five years, neither the filing person nor any person described in General Instruction C to Schedule 13D with respect to a filing person that is an entity has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

        On March 6, 2002, Tannebaum, LLC received shares of the Issuer from the Theodore Tannebaum Trust, U/A/D March 5, 1990, most recently restated in its entirety on February 20, 1999, and further amended on January 31, 2000, in exchange for the Trust's membership interest in Tannebaum, LLC.

        On November 12, 2002, Tannebaum, LLC received shares of Issuer's Common Stock in a private placement. The purchase price for such shares was $0.27 per share.

        The purpose of Amendment No. 1 was to report the call options that were granted by Tannebaum, LLC to STRO, LLC and Tannebaum Ventures LLC.

        The purpose of this Amendment No. 2 is to report the acquisition by Tannebaum, LLC of 9,259,259 shares of Common Stock of the Issuer at $0.27 per share.

Item 4.    Purpose of Transaction

        All shares of Common Stock of Issuer received by Tannebaum, LLC were acquired for its own account for investment purposes, but the reporting person reserves the right to dispose of the shares in compliance with applicable law.

        On October 16, 2002, Tannebaum, LLC signed a Call Agreement granting call options to STRO, LLC and Tannebaum Ventures LLC to purchase all of Tannebaum, LLC's shares of the Issuer.

        On November 12, 2002, the Issuer split off its photodynamic therapy and laser device business to five founding shareholders in exchange for all of their Common Stock, which represented 52.9% of the Issuer's outstanding shares.

        Simultaneously with the split off transaction, The Issuer sold $9,000,000 of Common Stock to a group of venture capital funds led by Mi3 L.P. of Wellesley, MA and including Tannebaum, LLC and Oxford Bioscience Partners IV L.P. The financing agreements included a voting, drag-along and right of first refusal agreement pursuant to which (among other things) the reporting person agreed to maintain the Issuer's Board of Directors at seven members and to vote to elect certain persons to the Board.

        Except as described above, the reporting person has no current plans or proposals that relate to or would result in:

  1.
  The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

  2.
  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

  3.
  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

  4.
  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  5.
  Any material change in the present capitalization or dividend policy of the Issuer;

  6.
  Any other material change in the Issuer's business or corporate structure;

  7.
  Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

  8.
  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  9.
  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

  10.
  Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

Name of Item or Person	Common Stock Beneficially Owned (3)	% of Class (1)	Voting Power
Tannebaum, LLC	13,376,180	19.7%	Sole (2)

(1)
All percentages in this table are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on the 67,889,340 pre-split shares of Common Stock of the Issuer outstanding as of November 12, 2002.

(2)
Excludes shares of Common Stock owned by other persons that are subject to the voting agreement described in Item 4, above.

(3)
All share totals in this table are prior to a one for four reverse split of Issuer's Common Stock which was consummated simultaneously with the financing transaction described in Item 4 above.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        The split off transaction, the financing transaction and related voting, drag-along and right of first refusal agreement, and the call agreement with the reporting person are described in Item 4, above. There are no other contracts, arrangements or understandings with Tannebaum, LLC made or entered into specifically with respect to holding, voting or disposing of the Common Stock of the Issuer.

Item 7.    Material to be Filed as Exhibits

        The following exhibits are filed with this Schedule 13D:

1.
Separation Agreement entered into as of July 29, 2002 by and among the following: Craig Dees, Ph.D. and Dees Family Foundation, Eric A. Wachter, Ph.D. and Eric A. Wachter 1998 Charitable Remainder Unitrust, Timothy D. Scott, Ph.D. and Scott Family Investment Limited Partnership, Walter Fisher, Ph.D., Fisher Family Investment Limited Partnership, and Walt Fisher 1998 Charitable Remainder Unitrust, and John A. Smolik and Smolik Family LLP, Photogen Technologies, Inc., Photogen, Inc., Robert J. Weinstein, M.D., Stuart P. Levine and Tannebaum, LLC (incorporated by reference to Schedule A to the Issuer's DEFM 14A filing dated September 12, 2002).

2.
Common Stock Purchase Agreement dated as of August 2, 2002 entered into by and among Photogen Technologies, Inc., Mi3 L.P., Oxford Bioscience Partners IV L.P., New England Partners Capital, L.P. and Tannebaum LLC (incorporated by reference to Schedule C to the Issuer's DEFM 14A filing dated September 12, 2002).

3.
Amendment No. 1 to the Common Stock Purchase Agreement dated as of August 2, 2002 entered into by and among Photogen Technologies, Inc., Mi3 L.P., Oxford Bioscience Partners IV L.P., New England Partners Capital, L.P. and Tannebaum LLC (incorporated by reference to Exhibit A to the Issuer's DEFR 14A filing dated October 18, 2002).

4.
Voting, Drag-Along and Right of First Refusal Agreement by and among Robert J. Weinstein, M.D. (individually and as Director of the Robert and Lois Weinstein Family Foundation, Inc. and as Trustee of the Robert and Lois Weinstein Joint Revocable Trust), Stuart Levine (individually and as Trustee of the Theodore Tannebaum Trust), Tannebaum LLC, Mi3 L.P., Oxford Bioscience and New England Partners Capital, L.P. (incorporated by reference to Schedule G to the Issuer's DEFM 14A filing dated September 12, 2002).

5.
Call Agreement entered into as of October 16, 2002 by and among Tannebaum, LLC, STRO, LLC and Tannebaum Ventures LLC (incorporated by reference to Exhibit A to the Reporting Person's 13D/A filing dated January 7, 2003).

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2002

/s/ Robert J. Weinstein Robert J. Weinstein, M.D., as co-manager of STRO, LLC, the manager of reporting person

/s/ Stuart P. Levine Stuart P. Levine, as co-manager of STRO, LLC, the manager of reporting person

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  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits
SIGNATURE